Form 51-102F3

Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Nevsun Resources Ltd. (the “Company”)

Suite 800 – 1075 West Georgia Street

Vancouver, BC  V6E 3C9

Item 2

Date of Material Change

April 21, 2005

Item 3

News Release

The press release was issued on April 21, 2005 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

Item 4

Summary of Material Change

Nevsun Resources is pleased to confirm that the Tabakoto Mine construction program is targeted for a production start during third quarter 2005.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7

Omitted Information

No information has been intentionally omitted from this form.

Item 8

Executive Officer

Dr. John A. Clarke

Telephone:  (604) 623-4700

Item 9

Date of Report

April 21, 2005

NEVSUN RESOURCES LTD.

Per: “Maureen Carse”

Maureen D. Carse

Corporate Secretary

N E W S R E L E A S E

TABAKOTO UPDATE

April 21, 2005

Nevsun Resources is pleased to confirm that the Tabakoto Mine construction program is targeted for a production start during third quarter 2005. The Company has been awaiting confirmation from MDM, the engineering contractor for Tabakoto, of the successful shipment of major capital goods and supplies from South Africa and from Europe before publishing this estimate. It is anticipated that following commissioning the production rate will be stepped up at Tabakoto to full capacity of 105,000 ounces of gold per year within 3 months of start-up.

The construction decision was made in May 2004 without any required bank finance or gold hedging.

Major shipments of engineering goods and fabricated construction material for Tabakoto commenced in March with the sailing of the Vessel Arjan on March 8th from Richards Bay in South Africa to Dakar (arrived Dakar on March 28th). A final vessel is being arranged by MDM. The Tabakoto ball mill, a Polysius mill fabricated by Krupp in Germany, arrived in Dakar from Europe on April 15th and will be carefully transported to site. Most of the equipment and supplies for the Tabakoto project are shipped to Mali via Dakar, Senegal and transported by road or rail through to Kayes in Western Mali, and then by road to Tabakoto.

The Company has reported, in its recently published AIF, that the current estimate for the combined pre-production and capital cost for the Tabakoto Mine is US$45m. This estimate represents additional costs of approximately US$5m, a reflection of increases in international steel costs, freight costs, and South African Rand/US$ exchange rates. The Tabakoto feasibility study provided an average annual production rate of 105,000 ounces of gold per year milling 650,000 tonnes per year of ore. The plant has been designed with some flexibility for future expansion opportunities including the over sizing of the crusher capacity at 1,200,000 tonnes of ore per year. Expansion for mining Nevsun’s neighboring Segala deposit will be evaluated during the first year of operations. If the Segala deposit is brought on line, production would increase by approximately 50% per annum. If developed later, Segala would extend production by four years. Other satellite deposits and underground potential at both Tabakoto and Segala could also result in increased ounces produced per year.

Pre-stripping at Tabakoto commenced December 2004 under a mining contract with BCM, a contract mining company based in Ghana, that operates throughout West Africa. Tabakoto site facilities are well advanced. Completion of electrical power generators and fuel farm installations are due in early June. Power will be supplied to the Tabakoto mine as an ‘across the fence’ power supply contract with Cummins Engineering. Fuel supply will be managed at site by Shell. All major supply contracts for the mine are in place and delivery of major stores inventories including reagents have commenced. The on-site assay laboratory service will be managed by Abilab, who run their main assay facilities in Bamako.

Nevsun’s operations in Mali are managed jointly by Denis Gregoire (General Manager, Tabakoto Mine) on site and by Pierre Matte (Manager Administration and Finance), who is based in Bamako. The Mine Manager, Jan Jansen, joined the team at Tabakoto in September 2004. Recruitment is in progress for various other site management and production staff.

Bringing Tabakoto into production is a key step in transitioning Nevsun from an explorer to a mine developer. Nevsun’s strategy is to continue building and developing production operations centered on its exploration successes in order to fully return value to shareholders.

As previously reported, Nevsun has engaged AMEC, an international engineering company, to conduct the feasibility study for its Bisha high-grade gold/copper/zinc project in Eritrea. Bisha is currently anticipated to be in production during 2008. The metallurgical core work is currently being evaluated at SGS Lakefield. The Company intends to further strengthen its management team in preparation for developing the Bisha project.

Forward Looking Statements:  The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Factors that could case such differences include:  changes in world commodities markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Forward-looking statements in this release include statements regarding positive indications of development of the Tabakoto Gold Project and Bisha Project.  Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu05-13 .doc	For further information, Contact: Maureen Carse (604) 623-4700 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com

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